Exhibit 99.4

CONSENT OF EXPERT
February 20, 2020
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Paul Skayman, do hereby consent to:

(1)
the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's operating mines and development projects (the “February Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

(2)
the inclusion in the Current Report on Form 6-K of the Company dated October 31, 2019 of the scientific and/or technical information relating to the Company's operating mines and development projects (the “October 31 Technical Information”), filed with the SEC on November 1, 2019 under cover of Form 6-K;

(3)
the inclusion in the Current Report on Form 6-K of the Company dated October 1, 2019 of the scientific and/or technical information relating to the Company's operating mines and development projects (the “October 1 Technical Information” and together the February Technical Information and the October 31 Technical Information, the “Technical Information”), filed with the SEC on October 2, 2019 under cover of Form 6-K;

(4)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC; and

(5)
the incorporation by reference of this consent, the use of my name and the February Technical Information into the Registration Statements (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600) on Form S-8, and any amendments thereto, of the Company filed with the SEC.

By:	/s/ Paul Skayman
Paul Skayman, FAusIMM
Eldorado Gold Corporation
Special Advisor to the Chief Operating Officer

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